UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934


(Amendment No. 7)*



COURIER CORPORATION

COMMON STOCK

CUSIP Number:  222660102


                                December 31,
1998
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is field:
	?	Rule 13d-1(b)
	?	Rule 13d-1(c)
	?	Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on his form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO.  222660102				13G
	             Page 2 of 5



 1.	NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		The Killen Group, Inc.
		IRS #23-2213851


 2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)  ?

		(b)  ?


 3.	SEC USE ONLY


 4.	CITIZENSHIP OR PLACE OF ORGANIZATION

		Incorporated in the Commonwealth of Pennsylvania


NUMBER OF		5.	SOLE VOTING POWER
	135,915
SHARES
BENEFICIALLY		6.	SHARE VOTING POWER
OWNED BY
EACH			7.	SOLE DISPOSITIVE POWER		234,531
REPORTING
PERSON		8.	SHARED DISPOSITIVE POWER
WITH:


 9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		234,531


10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES*


11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

		7.4%


12.	TYPE OF REPORTING PERSON*

		I

CUSIP NO.  222660102				13G
	             Page 3 of 5



 1.	NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		Robert E. Killen
		SS# ###-##-####


 2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)  ?

		(b)  ?


 3.	SEC USE ONLY


 4.	CITIZENSHIP OR PLACE OF ORGANIZATION

		Citizen of USA


NUMBER OF		5.	SOLE VOTING POWER
	1,500
SHARES
BENEFICIALLY		6.	SHARE VOTING POWER
OWNED BY
EACH			7.	SOLE DISPOSITIVE POWER		1,500
REPORTING
PERSON		8.	SHARED DISPOSITIVE POWER
WITH:


 9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		1,500


10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES*


11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

		0.05%


12.	TYPE OF REPORTING PERSON*

		IN


CUSIP NO.  222660102				13G
	             Page 4 of 5



Item 1.
	(a)	The Issuer is Courier Corp.
	(b)	The Issuer's principal offices are located at 15 Wellman Ave.,
North Chelmsford, MA  01863.

Item 2.
	The Killen Group, Inc.
	(a)	The Killen Group, Inc. is a person filing this report.
	(b)	The Killen Group's address is 1189 Lancaster Avenue, Berwyn, Pa
19312.
	(c)	The Killen Group is a corporation incorporated under the laws of the Commonwealth of
		Pennsylvania.
	(d)	This filing pertains to the common stock of the Issuer.
	(e)	The CUSIP number for the common stock is 222660102.

	Robert E. Killen
	(a)	Robert E. Killen is a person filing for this report.
	(b)	Mr. Killen's business address is 1199 Lancaster Avenue, Berwyn,
PA  19312
	(c)	Mr. Killen is a citizen of the U.S.A.
	(d)	The filing pertains to the common stock of the Issuer.
	(e)	The CUSIP number for the common stock is 222660102.


Item 3.
	The Killen group, Inc. is an Investment Adviser registered under section 203 of the Investment Adviser Act of 1940.

	Robert E. Killen is the Chairman, CEO, and sole shareholder of The Killen Group, Inc.


Item 4.
	The Killen Group
	(a)	The Killen Group is the beneficial owner of 234,531 shares of the Issuer's common stock.
	(b)	The amount owned by The Killen Group is 7.4% of the shares
outstanding.
	(c)	(i)	The Killen Group has the sole power to vote or to direct
the vote of 135,915 shares of common
			stock.
		(iii)	The Killen Group has the sole power to dispose or to
direct the disposition of 234,531 shares of
			common stock.

	Robert E. Killen
	(a)	Robert E. Killen owns 1,500 shares of the Issuer's common
stock.
	(b)	Mr. Killen owns 0.05% of shares outstanding.
	(c)	(i)	Mr. Killen has sole power to vote the 1,500 shares.
		(iii)	Mr. Killen has sole power to dispose of 1,500 shares.


Item 5.
	Not applicable.


Item 6.
	Other persons who have the right to receive dividends and the right to the proceeds of a sale of the securities are the clients of The Killen Group, for whom the securities were purchased.

CUSIP NO.  222660102				13G
	             Page 5 of 5



Item 7.
	Not applicable.


Item 8.
	Not applicable.


Item 9.
	Not applicable.


Item 10.
	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above, were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



									Date:  February
11, 1999


									The Killen Group,
Inc.



Robert E. Killen						Robert E.
Killen
Robert E. Killen						Robert E.
Killen, Chairman & CEO